Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

NEW FOCUS ON MAXIMISING MORILA

Bamako, Mali, 22 April 2008 - Randgold Resources, which earlier this year assumed operational responsibility for the Morila joint venture, is committed to ensuring that the balance of the gold mine’s life is fully exploited for the benefit of all stakeholders, chief executive Mark Bristow told members of the media at a briefing in the Mali capital today.

The company is currently completing a thorough evaluation of all aspects of the operation and this will form the basis of a plan designed to optimise Morila’s remaining resources over the rest of its life. The mine has five years of life left on its current reserves, but exploration aimed at extending the resource base is continuing.

Bristow noted that since it was commissioned in 2000, Morila has produced almost 5 million ounces of gold and delivered more than a billion US dollars in cash profits. It has made a significant contribution to the Malian economy, not only in dividends, taxes and royalties paid to the state, but also in terms of job creation, skills development, local procurement and community upliftment initiatives.

“Although it is now past its prime, Morila is still a prolific gold and profit generator, which is forecast to produce approximately 1.4 million ounces of gold over the balance of its currently foreseeable life,” Bristow said.

“The challenge is threefold: to ensure through careful and attentive management that Morila meets its commercial targets; to find further ounces which could lead to extending the mine’s life, if possible; and to prepare for the mine’s eventual closure with due regard for all stakeholder and community concerns.”

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +223 675 0122 +44 788 071 1386	General Manager Mali Mahamadou Samaké +223 675 6136	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.